

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Eric Levenhagen
Chief Administrative Officer, General Counsel and Secretary
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

      Re: Sun Country Airlines Holdings, Inc.
          Draft Registration Statement on Form S-1
          Submitted April 22, 2021
          CIK No. 0001743907

Dear Mr. Levenhagen:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Brian M. Janson